EXHIBIT A

The undersigned agree that this Schedule 13G, dated February 14, 2025, relating to the Common Stock of CytoSorbents Corporation, shall be filed on behalf of the undersigned.

Avenir Corporation

/s/ James H. Rooney

Signature

James H. Rooney, President

Name/Title

/s/ James H. Rooney

Signature

James H. Rooney

Name/Title